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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/2016 (MM/DD/YY) AND ENDING 3/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baillie Gifford Funds Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Calton Square, 1 Greenside Row
(No. and Street)

Edinburgh	UK	EH1 3AN
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice Parise (212) 751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountants
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I __David Salter_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Baillie Gifford Funds Services LLC_____ , as of __March 31,_____, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions_____

_____



_____
Signature

JANICE PARISE
Notary Public, State of New York   Chief Executive Officer
No. 41-4968956   _____
Qualified In Queens County   Title
Commission Expires July 9, 20 18



_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAILLIE GIFFORD FUNDS SERVICES LLC

Statements of Financial Condition

March 31, 2017 and 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

BAILLIE GIFFORD FUNDS SERVICES LLC

Contents

COHN☉REZNICK
ACCOUNTING • TAX • ADVISORY

<u>Report of Independent Registered Public Accounting Firm</u>

To the Member of Baillie Gifford Funds Services LLC

We have audited the accompanying statements of financial condition of Baillie Gifford Funds Services LLC (a wholly owned subsidiary of Baillie Gifford Overseas Limited and a Delaware limited liability company) (the "Company") as of March 31, 2017 and 2016, and the related notes to the financial statements. These financial statements are the responsibility of Baillie Gifford Funds Services LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Baillie Gifford Funds Services LLC as of March 31, 2017 and 2016 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
May 19, 2017

BAILLIE GIFFORD FUNDS SERVICES LLC

Managers' and Company Information

Managers:	D W Salter (Chairman)
	S A McKechnie (Chief Compliance Officer)
	A Graham
Officers:	J D Parise (Financial & Operations Principal)
Bankers:	Lloyds Bank plc
	City Branch
	PO Box 72
	Bailey Drive
	Gillingham
	ME8 0LS
	Citibank N.A.
	P O Box 769018
	San Antonio
	TX 78245
Registered Office:	Corporation Service Company
	2711 Centerville Road (Suite 400)
	Wilmington
	DE 19808
	USA
Principal Office:	Calton Square
	1 Greenside Row
	Edinburgh
	EH1 3AN
UK Company Number:	FC031788
UK Establishment Registered Number:	BR016858
US (Delaware) Registered Number:	5482323

BAILLIE GIFFORD FUNDS SERVICES LLC

Statements of Financial Condition

March 31, 2017 and 2016

	Note	2017	2016
Assets			
Cash		$ 996,676	$ 966,402
Due from Parent	3	13,015	-
Prepayments		18,743	35,762
Total assets		$ 1,028,434	$ 1,002,164
Liabilities and Member's Equity			
Accounts payable and accrued expenses		$ 20,984	$ 9,245
Due to Parent	4	-	71,817
Due to affiliates		9,811	-
Income Taxes Payable		7,672	-
Total current liabilities		38,467	81,062
Noncurrent Liabilities			
Due to Parent	4	750,000	750,000
Total liabilities		788,467	831,062
Member's equity			
Common units 100,000 shares par value $1		100,000	100,000
Retained earnings		139,967	71,102
Total member's equity		239,967	171,102
Total liabilities and member's equity		$ 1,028,434	$ 1,002,164

Accompanying notes on pages 6 – 9 are an integral part of these financial statements.

The financial statements were approved by the Board of Managers on May 19, 2017 and signed on its behalf by:



D W Salter
Manager
Company Number FC031788

Notes to the Financial Statements

March 31, 2017 and 2016

1)   Nature of Business

Baillie Gifford Funds Services LLC (the "Company") is a wholly owned subsidiary of Baillie Gifford Overseas Limited ("BGO" or the "Parent"), a wholly owned subsidiary of Baillie Gifford & Co. (BGC), and is economically dependent on its Parent to sustain its operations. The Company was formed on February 14, 2014 as a limited liability company in Delaware, USA to act as distributor of securities managed and advised by BGO. On March 2, 2015, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

The primary business of the Company is to act as general distributor of Baillie Gifford US Mutual Public Offer Funds (the "Funds"), which are Open Ended Investment Companies registered under the Investment Company Act of 1940 and registered under the Securities Act of 1933. The Company does not hold funds or securities for, or owe money or securities to, customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

During the year ended March 31, 2016, the Company began undertaking activities on behalf of BGO. The Funds were registered under the Securities Act of 1933 with the SEC. Registration was granted on April 2, 2015.

The Company's membership of the National Securities Clearing Corporation ("NSCC") was activated on October 7, 2016. This membership enables the Company to sponsor individual mutual funds to trade via the NSCC. The Company is not responsible for clearing and supervising trades.

The Company also acts as distributor of private investment funds (the "BG Private Funds") sponsored and advised by BGO that are not registered under the Securities Act of 1933. The Company is also registered, in the UK, under the Companies Act 2006 as having a UK Establishment, given at Companies House on February 14, 2014.

Notes to the Financial Statements (continued)

March 31, 2017 and 2016

2)   Summary of Significant Accounting Policies

a)   *Basis of Presentation*

The Company's financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("US GAAP"), which require management to make estimates and assumptions and that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Functional and presentational currency is deemed to be US dollars ("USD").

b)   *Revenue Recognition*

Income consists of a placement services fee earned as distributor of the Funds and is received in accordance with the Expense Sharing Agreement with BGO. Revenue is recorded on an accrual basis as earned.

c)   *Expenses*

Costs are expensed as incurred and recorded on an accrual basis. On February 27, 2015, the Company and BGO entered into an Expense Sharing Agreement. In accordance with the Expense Sharing Agreement, the Company will reimburse BGO on a monthly basis for a proportional share of costs borne by BGO in relation to activities performed by staff working for the Company.

In addition, the Expense Sharing Agreement incorporates the services the Company provides to BGO. A placement services fee equivalent to all of the Company's expenses, excluding financing costs, is charged to BGO on a monthly basis including a mark-up of 10%.

d)   *Concentration of Credit Risk*

The Company maintains its cash accounts in two commercial banks. The Company does not consider itself to be at risk with respect to its cash balances.

Notes to the Financial Statements (continued)

March 31, 2016 and 2015

3) **Amount due from Parent**

In accordance with the Expense Sharing Agreement, reimbursements from BGO included costs with a mark-up of 10%. $374,186 (2016 - $nil) is due from BGO to the Company as of March 31, 2017; this amount is included net in Due from Parent on the Statements of Financial Condition.

4) **Amount due to Parent**

The total amount due to BGO of $750,000 (2016 - $750,000) represents a subordinated loan. The loan is payable by February 27, 2018. Interest at 130% of the short term applicable federal rate is calculated and charged annually. In accordance with the Expense Sharing Agreement, there is $361,171 (2016 - $71,817) due to BGO from the Company as of March 31, 2017, which is included net in Due from Parent on the Statements of Financial Condition. This includes $9,825 (2016 - $6,745) of subordinated loan interest.

5) **Affiliated Parties**

The Company derives substantially all of its revenue by acting as the general distributor of the Funds and providing sales and marketing services to BGO. $9,811 (2016 - $nil) is due to affiliates as of March 31, 2017.

6) **Income Taxes**

The Company was organized as a single-member limited liability company but elected to be treated as a corporation for federal and state tax purposes. The Company files its federal and state income tax returns, where applicable, on a corporate basis. The tax years that remain subject to examination by the tax authorities are 2014 through 2016.

7) **Off-Balance Sheet Risk and Credit Risk**

The Company acts as general distributor of the Funds and BG Private Funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to, or by, the issuers or their agents. There is no off-balance sheet risk associated with these transactions as customers will deal directly with the funds and the Company does not hold or transfer customer funds.

Notes to the Financial Statements (continued)

8)   Net Capital Requirement

As a FINRA registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 and 6 2/3% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2017, The Company had net capital of $957,728, which was $952,728 above its required net capital of the greater of $5,000 and 6 2/3% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was 0.0402 to 1 at March 31, 2017.

9)   Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through May 19, 2017, the date the financial statements were available to be issued.

FINRA approved the prepayment of the subordinated loan to BGO which was completed on May 2, 2017.